Exhibit 99.2

Document management company Océ N.V. to appoint Joseph D. Skrzypczak

President and CEO of Océ North America

•	Océ creates one unified Printing Company in North America

•	Well positioned to capture synergies and grow the business

Venlo, the Netherlands; Trumbull, USA, September 15, 2006 – The Corporate Executive Board of leading international printing and document management company Océ N.V. announced the appointment of Joseph D. Skrzypczak to President and CEO of Océ North America, Inc. effective December 1, 2006. In this role, Mr. Skrzypczak will be responsible for Océ’s print technology business in North America. Currently, he is President and CEO of Océ Imagistics Inc., acquired by Océ in 2005. In the US market, Océ N.V. achieves over 45% of its pro forma annualized worldwide revenue of Euro 3.2 billion.

Corporate Executive Board member and President and CEO of Océ-USA Holding, Inc. Jan Dix said: ‘The appointment of Joe Skrzypczak is the next step in the integration of Océ’s operations in North America into one unified printing company, ahead of schedule. I am confident Joe has the vision, capabilities and experience to successfully grow our North American operations and create value for our customers and shareholders. We have the products, the distribution power and the leadership in place to best serve our customers and elevate the Océ brand to the next level in the United States.’

As President and CEO of Océ North America, Mr. Skrzypczak will be responsible for all three divisions in the United States: DDS Corporate Printing [formerly known as Océ Imagistics, serving the office, printroom, public sector and education markets], DDS Commercial Printing [formerly known as Digital Document Systems, serving the production markets] and Wide Format Printing [serving the technical document and display graphics markets]. Mr. Skrzypczak will continue to report to Jan Dix, CEO of Océ USA Holding, Inc. In addition to its US print technology business, Océ owns a fast growing Business Services company in the United States, based in New York.

Joseph D. Skrzypczak Appointed President and CEO of Océ North America	Previously, Mr. Skrzypczak served as Chief Financial Officer and head of International and Business Products Centers at Imagistics since its inception in 2001. Prior to joining Imagistics, Mr. Skrzypczak served as Chief Operating Officer of Dictaphone Corporation. Mr. Skrzypczak began his career with Price Waterhouse and Pitney Bowes Inc. He is a Certified Public Accountant and a graduate of Fordham University.

Océ N.V. P.O. Box 101, 5900 MA Venlo, the Netherlands Telephone # 31 77 359 2240 Océ investor information on Internet: http://www.investor.oce.com

Appointment Chris C. Dewart

Also announced today is the appointment of Chris C. Dewart to President, DDS Corporate Printing Division, effective December 1, 2006. Mr. Dewart is currently Senior Vice President, Corporate Printing Sales and Marketing, at Océ Imagistics. Mr. Dewart is replacing Mr. Skrzypczak in the leadership role at Océ Imagistics, which has been renamed the DDS Corporate Printing Division of Océ North America.

As President of the DDS Corporate Printing Division, Mr. Dewart will be responsible for all sales and marketing functions of that division. In addition, Mr. Dewart will be responsible for product sourcing, service, finance and human resources support for the DDS Corporate Printing Division. Mr. Dewart will continue to report to Mr. Skrzypczak.

About Océ

Océ is a leading provider of digital document management technology and services. The company’s solutions are based on Océ’s advanced software applications that deliver documents and data over internal networks and the Internet to printing devices and archives locally and around the world. Supporting the workflow solutions are Océ digital printers and scanners, considered the most reliable and productive in the world. Océ also offers a wide range of display graphics, consulting and outsourcing solutions.

Océ N.V. (NASDAQ: OCENY), with a workforce of around 24,000 people and pro forma annualized revenues of nearly Euro 3.2 billion, active in approximately eighty countries, maintains research and manufacturing centers in the Netherlands, the United States, Canada, Germany, France, Belgium, the Czech Republic and Romania. Océ’s North American business units are located in Trumbull, CT; Chicago, IL; New York City; Boca Raton, FL; Salt Lake City, UT; Coventry, RI; and Vancouver, BC. North American revenues were $1.7 billion for fiscal 2005 [pro forma], and employment is currently 11,000.

For more information about Océ, visit www.oce.com. Inside the US, consult www.oceusa.com.

Océ N.V.

September 15, 2006

For further information:

Investor Relations:	Press:
Pierre Vincent	Jan Hol
Senior Vice President Investor Relations	Senior Vice President Corporate Communications
Venlo, the Netherlands	Venlo, the Netherlands
Phone + 31 77 359 2240	Phone +31 77 359 2000
E-mail investor@oce.com	E-mail jan.hol@oce.com

Océ N.V. P.O. Box 101, 5900 MA Venlo, the Netherlands Telephone # 31 77 359 2240 Océ investor information on Internet: http://www.investor.oce.com

Forward-looking statements

This press release contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements refer to future events and may be expressed in a variety of ways, including the use of future or present tense language such as ‘expects’, ‘projects’, ‘anticipates’, ‘intends’ or other similar words.

Océ has based these forward-looking statements on its current expectations and projections about future events.

Océ’s expectations and projections may change and Océ’s actual results, performance or achievements could be significantly different from the results expressed in or implied by these forward-looking statements based on various important factors, risks and uncertainties which are neither manageable nor foreseeable by Océ [and some of which are beyond Océ’s control]. When considering these forward-looking statements, one should keep in mind these risks, uncertainties and other cautionary statements made in this release or other filings made with the United States Securities and Exchange Commission.

These factors, risks and uncertainties include, but are not limited to, changes in economic and business conditions, customer demand in competitive markets, the successful introduction of new products and services into the markets, developments in technology, adequate pricing of products and services, competitive pricing pressures within Océ’s markets, the financing of Océ’s business activities, efficient and cost effective operations, changes in foreign currency exchange rates, fluctuations in interest rates, political uncertainties, changes in governmental regulations and laws, tax rates, successful acquisitions, joint ventures and disposals and the effects of recent or further terrorist attacks and the war on terrorism.

For a more detailed discussion of the factors, risks and uncertainties that may affect Océ’s actual results, performance or achievements, reference is made to pages 69 to 74 of the 2005 annual report, Océ’s 2005 Annual Report on Form 20-F and any other filings made by Océ with the United States Securities and Exchange Commission.

Océ’s forward-looking statements speak only as of the date on which the statements are made, and Océ is under no obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise.

Océ N.V. P.O. Box 101, 5900 MA Venlo, the Netherlands Telephone # 31 77 359 2240 Océ investor information on Internet: http://www.investor.oce.com